

November 14, 2014

Colleen B. Meyer, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

Re: AMG Pantheon Private Equity Fund, LLC (File Nos. 333-84639 and 811-22973)

Dear Ms. Meyer:

On October 15, 2014, you filed a registration statement on Form N-2 for AMG Pantheon Private Equity Fund, LLC (the "Fund"). We have reviewed the registration statement, and have provided our comments below. All the comments in this letter relate to the Fund. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement of the Fund.

COVER PAGE

1. Footnote (2) to the pricing table states that the combined organizational and initial public offering costs of the Fund will equal approximately $810,591. The remainder of the footnote concerns the Expense Cap and the Voluntary Fee Waiver. First, please make clear that the Fund will pay the organizational and offering costs, and state how the Fund will account for these costs. Second, make clear whether the organizational and offering costs are subject to the Expense Cap and Voluntary Fee Waiver. If the organizational and offering costs would be excluded from the Expense Cap and Voluntary Fee Waiver, please delete disclosure about those waivers from the footnote.

SUMMARY OF TERMS

2. The Fund has "private equity" in its name; therefore please state a policy of investing at least 80% of the Fund's assets in "private equity" investments. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the "Investment Company Act"). (page 1)

3. Disclosure in this section states the "Adviser anticipates investing the private equity portion of its portfolio primarily in co-investments and/or secondaries of Investment Funds." Please explain whether the Fund will engage in co-investments with affiliates,

including the Adviser. If so, please explain how these investments are permitted by Section 17(d) and Rule 17(d)(1) of the Investment Company Act. (page 2)

4. Please describe in plain English the terms "primaries," "secondaries," "vintage years" and "commitment strategy" in the principal investment strategies section. (page 6-7)

5. The registration statement indicates that the Fund will make return of capital distributions (page 81). Please disclose those distributions under the subsection "Distribution Policy." Also, include the relevant tax disclosure and confirm that the Fund will not use the term "dividends" when the Fund makes distributions that include return of capital. (page 7)

6. Disclosure in this section states that "Investment Minimums for Investment Funds typically range between $5 million and $20 million." Therefore, if the Fund needs to raise at least $5 million to make a single investment, please explain to us why the Fund does not have a minimum amount of offering proceeds before commencing operations. (page 11)

7. Disclosure in this section states that in order to qualify as a RIC, "the Master Fund may structure its investments in a way involving tax inefficiencies." Please disclose, in plain English, these tax inefficiencies. (page 11)

8. Under the heading, "The Offering," there appears to be a presumption that the SEC will approve the Fund's exemptive application. Please revise this disclosure to state that there is no assurance that the exemptive relief will be granted. (page 11)

9. Please distinguish and specify how much the Master Fund and the Fund will pay for the offering expenses. Currently, the disclosure states the total organizational and public offering expenses are approximately $1.3 million, but it does not delineate how the amount is allocated between the Master Fund and the Fund. Further, on page 85, the disclosure states that the "Fund is expected to incur organizational and offering expenses of approximately $810,591 in connection with the initial public offering . . . ." Please reconcile these two numbers and please disclose how much each the Fund and Master Fund will pay in expenses. (page 14 and 78)

10. Under the heading "Eligible Investors", the disclosure states that prospective investors must be accredited investors, but that the Adviser or Administrator may from time to time impose less stringent eligibility requirements. Please explain to us the circumstances under which the Adviser or Administrator may deem it appropriate to impose less stringent eligibility requirements. We may have additional comments after reviewing your response.

11. Under the heading, "Investment Program Risks," the statement, "the Fund and Fund Investors, as indirect investors in such Investment Funds, may not avail themselves of 1940 Act protections" is misleading as the Fund is registered under the Investment Company Act, and therefore is subject to the protections of the Investment Company Act.

Please clarify this statement to say that only the Investment Funds cannot avail themselves to the protections of the Investment Company Act. (page 24)

12. The disclosure states that the "Master Fund may maintain a sizeable cash position in anticipation of funding capital calls. Even though the Master Fund may maintain a sizeable position in cash and short-term securities, it may not contribute the full amount of its commitment to an Investment Fund at the time of its admission to the Investment Fund." Please explain why this obligation does not create a senior security and how the Master Fund is complying with section 18 of the Investment Company Act if it is not contributing the full amount of its commitment to an Investment Fund. (page 25)

SUMMARY OF FUND EXPENSES

13. Because the Fund is authorized to borrow money in connection with its investment activities, please include interest expense in the fee table as required by General Instruction 8 to Item 3 of Form N-2. (page 29)

USE OF PROCEEDS

14. The disclosure in this section states that the investment period may last up to 12 or 18 months. Please revise the investment period to comply with Guide 1 to Form N-2, which states that the registrant should disclose how long it will take to invest all or substantially all the proceeds from an offering in accordance with its investment objective, and if the investment period exceeds three months, the reasons for the expected delay should be stated. (page 32)

INVESTMENT PROGRAM

15. Under the heading "Portfolio Construction," the disclosure indicates that the "Master Fund is expected to hold liquid assets to the extent required for purposes of liquidity management." Please explain what "to the extent required" is in reference to and whether these are self-imposed limits by the Adviser. (page 44)

16. Under the heading, "Exchange-Traded Funds," please disclose the Fund's limitations on investing in ETFs. (page 49)

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

17. The disclosure in this section states that "neither the Adviser nor the Fund or Master Fund will control the Co-Investment Vehicles." Please include similar or related disclosure in the principal investment strategies section of the registration statement. (page 54)

INDEMNIFICATION OF INVESTMENT FUNDS, INVESTMENT FUND MANAGERS AND OTHERS

18. The disclosure states that the Master Fund may agree to indemnify certain of the Investment Funds and their respective managers, officers, directors, and affiliates . . . undertaken in connection with the management of the Investment Funds. Please revise disclosure to include a provision that the Master Fund will not indemnify the Investment Funds for any disabling conduct set forth in section 17(i) of the Investment Company Act. (page 54)

MANAGEMENT OF THE FUND

19. On page 70, please disclose, pursuant to Form N-2, Item 18, Instruction 2:

    a.   The interested and non-interested directors of the Fund, and

    b.   The officers of the Fund.

20. Please disclose the experience of the Adviser as required under Item 9(1)(b) of Form N-2. (page 70)

REPURCHASES OF UNITS AND TRANSFERS

21. Please include on the front cover page the details disclosed about the lack of liquidity of the Fund. For example, the following types of disclosure should be disclosed on the front cover, "there will be a minimum of 2 years before the Fund repurchases any shares and that the Fund will repurchase no more than 5% of net assets per quarter." (page 84)

22. On page 85, the disclosure provides that under certain circumstances in which the Fund has not made an offer to repurchase at least 5% of Fund shares, the Fund will offer investors the opportunity to elect to contribute their Units to a special purpose vehicle ("SPV") that will seek to liquidate at least 90% of its assets within three full fiscal years of such contribution. Please explain this transaction to us in greater detail. Please include in your explanation responses to the following:

    a.   Would the SPV be registered as an investment company under the Investment Company Act?

    b.   Would the exchange of shares of the SPV for Units of the Fund require registration of the shares under the Securities Act of 1933?

    c.   Would the exchange of shares be accomplished by tender offer?

    d.   Would the SPV be another feeder into the Master Fund, or would the SPV manage portfolio securities transferred to it from the Master? If portfolio securities would be transferred from the Master Fund to the SPV, would exemptive relief from Section 17(a) be required?

     e. If the transaction requires either the Fund or Master Fund to make an in-kind repurchase of Units, please explain how such a repurchase would be consistent with Section 23(c) of the Investment Company Act.

     f. Please explain to us the potential tax consequences of the transaction.

23. The disclosure states that, "In addition, the Fund may repurchase Units of Investors if, among other reasons, the Fund determines that such repurchase would be in the interests of the Fund." Please explain how this is this consistent with Section 23(c) of the 1940 Act, which prohibits repurchases, except in limited circumstances, such as by tender offer. (page 85)

24. Please explain to us why any promissory notes provided to Investors in payment for tendered Units will not be transferable. (page 86)

25. Please explain how the account minimum of $25,000 is consistent with applicable tender offer rules, specifically Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934, which requires the tender offer be "open to <u>all</u> security holders of the class of securities subject to the tender offer" (emphasis added). (page 86)

26. The first bullet on page 87 states that "the Fund may repurchase all or any portion of the Units . . . if the Fund determines that the Units have been transferred or have vested in any person by operation of law (*i.e.*, the result of the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Investor). Please explain to us why the provisions in the first bullet are appropriate under the Investment Company Act and specifically the J. and W. Seligman and Company No-Action Letter (pub. avail. July 14, 1989). (page 94)

27. The disclosure states that the "Master Fund may make repurchase offers to its investors at times when repurchase offers are not made to Investors in the Fund, including during the first full two years of the Fund's operations." Please explain how investors of the Fund can exercise their right to a tender offer during the first two years of the Fund's operations. (page 87)

28. The disclosure states that "An affiliated entity of the Sponsor has made an initial seed capital contribution to the Master Fund and may redeem such investment through repurchase offers made by the Master Fund. Such contribution will not be subject to any lock-up and may be redeemed through repurchase offers by the Master Fund." Please explain the meaning of this disclosure in plain English and also confirm to us that this affiliated entity will not be subject to different terms than other investors. (page 87)

ADDITIONAL INFORMATION

29. Under the Section, "Term, Dissolution and Liquidation," please explain why it is appropriate for the Sponsor alone to elect dissolution of the Fund without shareholder or board approval. (page 106)

SCHEDULE 1

    30. Please explain what was redacted and why. (page 33)

SIGNATURE PAGE

    31. Please ensure that the Master Fund and its officers and directors sign the Fund's registration statement. *See* "Hub-and-Spoke" Funds: A Report Prepared By the Division of Investment Management (report delivered to The Honorable John D. Dingell on April 15, 1992) ("As a co-issuer of the spoke fund's securities, the hub fund signs the spoke fund's registration statement . . . as do the hub's officers and directors."); Investment Company Act Release No. 19955, at n. 74 (Dec. 15, 1993) (Rule 18f-3 proposing release).

GENERAL COMMENTS

    32. Please advise us whether FINRA has approved the underwriting terms of the Fund's offering.

    33. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

    34. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

    35. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

    36. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. In addition, please make conforming changes in an amendment to the registration statement for the Master Fund. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

    37. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing an amendment, please feel free to contact me at 202-551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel